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                                                                 EXHIBIT (A)(12)

For Immediate Release
Editorial Contacts:
Georgeson Shareholder Communications, Inc., Information Agent - USA
(212) 440-9800
Kristen Onken, Sr. Vice President & Chief Financial Officer - Logitech International SA - USA (510) 713-4430


                           Logitech Announces End of
                         U.S. Antitrust Waiting Period
                             For Labtec Acquisition

Fremont, CA -- March 23, 2001 -- Logitech International (Switzerland:LOGN, LOGZ) (NASDAQ:LOGIY) today announced that it has received early termination of the U.S. antitrust waiting period under the Hart-Scott-Rodino Act with respect to its exchange offer for all outstanding shares of Labtec Inc. (OTC BB: "LABT"). Therefore, all conditions to Logitech's acceptance for payment of tendered Labtec shares have now been satisfied.

As announced earlier today, the exchange offer expired at midnight, New York City time, on Thursday, March 22, 2001.

About Logitech -- Founded in 1981, Logitech designs, manufactures and markets human interface devices and supporting software that link people to the Internet and enable them to work, play, learn and communicate more effectively in the digital world. Logitech's interface products include Internet video cameras; input and pointing devices such as corded and cordless mice, optical trackballs and keyboards; multimedia speakers; and interactive gaming products such as joysticks, gamepads and racing systems.

With operational headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Romanel, Switzerland, and Hsinchu, Taiwan, R.O.C., Logitech International is a Swiss public company traded in Switzerland under the symbols LOGN and LOGZ, and in the U.S. on the Nasdaq National Market System (LOGIY). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific. For more information on Logitech and its products, visit the Logitech web site at http://www.logitech.com.
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About Labtec Inc. -- Founded in 1982, Labtec Inc. is a leading developer and marketer of high-technology peripherals and accessories for computing, communication and entertainment. Labtec offers a broad array of products, including multimedia speakers and subwoofers, PC Voice
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Logitech Completes Exchange Offer -- Page 2


Access(TM) microphones, headsets and accessories, telephony products, personal audio products, 3D motion control devices, and mass-storage enclosures for secure computer systems and networks. Labtec's strategy is to offer a growing assortment of products based on proprietary technology through multiple channels of distribution. Labtec currently sells to most of the largest and fastest growing retailers, master distributors and original equipment manufacturers, with all channels served on a worldwide basis. For additional information, please visit the Labtec Web site at http://www.labtec.com, or call
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(360) 896-2000.